EXHIBIT A

COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

IF YOU DO NOT WANT TO SELL YOUR OUTSTANDING UNITS OF INTERESTS AT THIS TIME, PLEASE DISREGARD THIS NOTICE.  THIS IS SOLELY NOTIFICATION OF THE FUND’S TENDER OFFER.

August 28, 2008

Dear Wells Fargo Multi-Strategy 100 TEI Fund I, LLC Member:

We are writing to inform you of important dates relating to a tender offer by Wells Fargo Multi-Strategy 100 TEI Fund I, LLC (the “Fund”).  If you are not interested in having the Fund repurchase your outstanding units of interest or a portion of your interest in the Fund (“Interest”) as of October 31, please disregard this notice and take no action.

The tender offer period begins on August 28, 2008 and will end at 12:00 midnight, Eastern Time, on September 25, 2008, at which point the Offer will expire.   The purpose of the tender offer is to provide liquidity to Members of the Fund that hold Interests.  Interests may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender your Interest or a portion of your Interest for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal so that it is received by PNC Global Investment Servicing (“PNC”) no later than September 25, 2008.  If you do not wish to have all or any portion of your Interest repurchased, simply disregard this notice.  NO ACTION IS REQUIRED IF YOU DO NOT WISH TO HAVE ANY PORTION OF YOUR INTEREST REPURCHASED AS OF OCTOBER 31, 2008.

If you would like to tender your Interest, you should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver the Letter of Transmittal to Wells Fargo Multi-Strategy 100 TEI Fund I, LLC, c/o PNC Global Investment Servicing at P.O. Box 219, Claymont, DE 19703, Attention: Tender Offer Administrator; or (ii) fax it to PNC at (508) 599-7836, Attention: Tender Offer Administrator, so that it is received before 12:00 midnight, Eastern Time, on September 25, 2008 (if the member chooses to fax the Letter of Transmittal, please deliver an original, executed copy promptly thereafter). The information required to be submitted to tender Interests, or to withdraw a tender of Interests, may be submitted electronically by Members who hold an account at Wells Fargo Bank and initially subscribed to the Fund via a batched or grouped electronic submiss ion.  All tenders and withdrawals of Interests, whether submitted by mail, fax or in electronic form, will be treated equally and will be subject to all of the terms and conditions described herein.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call the Tender Offer Administrator at PNC at (800) 305-0816.

Sincerely,

Wells Fargo Multi-Strategy 100 TEI Fund I, LLC